                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                         Roosevelt Financial Group, Inc.
                    ---------------------------------------
                                (Name of Issuer)

                                     Common
                   -------------------------------------------------
                         (Title of Class of Securities)

                                   776493-10-8
                               ------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following pages(s))

                                  SCHEDULE 13G

CUSIP NO. 776493-10-8

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1)   Name of Reporting Person           TRAVELERS GROUP INC.
     S.S. or I.R.S Identification       52-1568099
     No. of Above Person

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2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b)
                                                  ----------------------------

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3)   SEC Use Only

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4)   Citizenship or Place of Organization                              Delaware

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Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                            586,023
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                       586,023

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9)   Aggregate Amount Beneficially                                      586,023
     Owned by Each Reporting Person

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10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

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11)  Percent of Class Represented                                          1.4%
     by Amount in Row 9

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12)  Type of Reporting Person                                                HC
     (See Instructions)

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Item 1(a) Name of Issuer:

     Roosevelt Financial Group, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     900 Roosevelt Parkway
     Chesterfield, Missouri  63017

Item 2(a) Names of Persons Filing:


     Travelers Group Inc. ("TRV")


Item 2(b) Address of Principal Business Office or, if none, Residence:

     The address of the principal business office of TRV is:

     388 Greenwich Street
     New York, NY  10013


Item 2(c) Citizenship:

     TRV is a Delaware corporation.


Item 2(d) Title of Class of Securities:

     Common


Item 2(e) CUSIP Number:

     776493-10-8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


          (a)  [   ]  Broker or Dealer registered under Sec. 15 of the Act

          (b)  [   ]  Bank as defined in Sec. 3(a)(6) of the Act

          (c)  [   ]  Insurance Company as defined in Sec. 3(a)(19) of the Act

          (d)  [   ]  Investment Company registered under Sec. 8 of the
                      Investment Company Act

          (e)  [   ]  Investment Adviser registered under Sec. 203 of the
                      Investment Advisers Act of 1940

          (f)  [   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                      Act of 1974 or Endowment Fund; see
                      Sec. 240.13d-1(b)(1)(ii)(F)

          (g)  [ X ]  Parent Holding Company, in accordance with Sec. 240.13d-
                      1(b)(ii)(G)  (Note: See Item 7)

          (h)  [   ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4. Ownership (as of February 28, 1997)


          (a)  Amount Beneficially Owned:  See Item 9 of cover pages

          (b)  Percent of Class:  See Item 11 of cover pages

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

               (ii)  shared power to vote or to direct the vote

               (iii)  sole power to dispose or to direct the disposition of

               (iv)  shared power to dispose or to direct the disposition of

          See Items 5-8 of cover pages

Item 5. Ownership of Five Percent or Less of a Class


     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.



Item 8.  Identification and Classification of Members of the Group

     Not Applicable.


Item 9.  Notice of Dissolution of Group

     Not Applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 7, 1997



                      TRAVELERS GROUP INC.



                      By: /s/ Charles J. Gallo, Jr.
                         -----------------------------
                         Name:  Charles J. Gallo, Jr.
                         Title:   Assistant Controller

                         EXHIBIT INDEX TO SCHEDULE 13G
                         -----------------------------



EXHIBIT 1
---------


Disclaimer of beneficial ownership by TRV